Waldencast Acquires Novaestiq Corp. and U.S. Rights to Leading Injectable Hyaluronic Acid Gel Line, Saypha®, Under the Obagi Medical Brand

Acquisition strengthens Obagi Medical’s product portfolio with proven, scientifically backed, injectable portfolio
New products position Obagi Medical at the forefront of health, beauty and aesthetics convergence

LONDON – July 23, 2025 - Waldencast plc (NASDAQ: WALD) (“Waldencast”), a global multi-brand beauty and wellness platform, today announced that it has acquired Novaestiq Corp. (Novaestiq), a growth-oriented aesthetic and medical dermatological innovations company, as well as the U.S. rights to the Saypha® line of hyaluronic acid (HA) injectable gels. The strategic acquisition expands Obagi Medical’s offerings beyond U.S. medical-grade skincare, a market projected to be $2.2 billion by 2029, into the growing U.S. dermal filler market, projected to reach $2 billion in market size by 2029, effectively doubling its addressable market.1 The move marks a pivotal step in positioning Obagi Medical as an industry leader in integrated skincare and aesthetic solutions.
“We are excited to further diversify Obagi Medical’s portfolio of medical-grade skincare with consumer centric, in-office injectable procedures through the introduction of the Obagi Medical Saypha® ChIQ™ and MagIQ™ lines of injectable HA gels,” said Michel Brousset, Co-Founder and CEO of Waldencast. “Adding proven products into our portfolio increases our addressable market and allows us to deliver solutions for professionals and patients seeking both skincare and aesthetic treatments, all under the trusted Obagi Medical brand.”
Obagi Medical’s philosophy advocates for a holistic, science-driven approach where potent skincare and professional procedures work in tandem to achieve and maintain optimal skin health and a youthful appearance. These injectable products will play a pivotal role in the evolution of Obagi Medical into an end-to-end, synergistic solution that integrates medical-grade skincare with aesthetic treatments to deliver enhanced outcomes, prolonged results, and greater patient satisfaction. Beyond the two current offerings, the Novaestiq transaction provides access to a future pipeline of novel injectables in North America.
Saypha®,2 currently undergoing U.S. Food and Drug Administration (FDA) approval, is recognized globally as a proven, safe and efficacious HA injectable with high levels of patient satisfaction. The new Obagi Medical injectable portfolio is supported by an industry-leading clinical program that reflects the brand’s commitment to science-backed innovation. Core pivotal studies are more than twice the size of typical nasolabial fold (NLF) and midface trials and include the highest representation of Fitzpatrick Skin Types I, V, and VI – underscoring Obagi Medical’s mission to provide effective solutions for all skin types and tones.
Saypha® is distinguished by its proprietary technology delivering advanced HA treatments through a stable 3D matrix designed to provide natural-looking results with optimally balanced gel characteristics. This technology powers a portfolio of clinically proven products that lead in multiple performance categories including high HA content at injection, ideal gel distribution, and consistent injection force and swelling behavior. Saypha®, a product of Croma-Pharma GmbH, is developed and manufactured in Austria and marketed in over 80 countries, leveraging 40 years of expertise in HA-based treatments with more than 110 million syringes produced. This global reach and deep market insight allow for the delivery of trusted, personalized care to patients and professionals worldwide.

“We believe that great results start with great skincare and are perfected with great after care,” said Dr. Suzan Obagi, Chief Medical Director at Obagi Medical. “By combining Obagi Medical skincare with injectable procedures under the guidance of a qualified professional, patients can achieve more significant, longer-lasting, and natural-looking results. This acquisition also allows our professionals to offer patients more personalized, higher quality and safer products that their customers are looking for.”
Obagi Medical’s vision is to become the #1 Dermatological Mega Brand uniquely serving all the needs of physicians, patients and consumers globally. It is already the fastest-growing U.S. professional-skincare brand among the top ten in its category.3 This momentum is powered by a three-pronged strategy: anchoring products in dermatological science, introducing breakthrough innovations, and expanding its global reach.
Brousset added, “We are thrilled to introduce this new offering that will strengthen Obagi Medical’s market position, drive innovation, and create new growth opportunities in our fast-evolving industry. We see an accelerating global convergence of health, beauty, and aesthetics – an intersection where Obagi Medical is uniquely positioned to lead. We also plan to leverage this acquisition to expand Obagi Medical’s footprint.”
Transaction Details
Under the terms of the definitive agreement relating to the transaction, Waldencast has agreed to acquire Novaestiq in exchange for (1) certain amount of cash payable at closing, (2) certain additional ongoing royalties based on net sales of Saypha® products, and (3) the contingent issuance of Waldencast class A shares (equal to approximately 7% of Waldencast’s fully diluted class A shares), based on the receipt of FDA approval relating to the Saypha® products (triggering the issuance of 3,273,000 Waldencast class A shares) and the achievement of cumulative net revenue thresholds of (a) $100 million (triggering the issuance of an additional 3,273,000 Waldencast class A shares) and (b) $200 million (triggering the further issuance of 3,273,000 Waldencast class A shares), respectively, reflecting meaningful long-term commercial targets, with (a) and (b) being earnable until June 20, 2031. The details of the transaction will be summarized in more detail in a Form 6-K that Waldencast will file with the U.S. Securities and Exchange Commission (the “SEC”) following this press release.
About Waldencast
Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Medical and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

About Obagi Medical
Obagi Medical is an industry-leading, advanced skincare line rooted in research and skin biology, with a legacy of 35+ years of experience. Initially known for its leadership in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi Medical products are designed to address a variety of skin concerns, including premature aging, photodamage, skin discoloration, acne, and sun damage. As the fastest-growing professional skincare brand in the U.S. in 2024,3 Obagi Medical empowers individuals to achieve healthy, beautiful skin. More information about Obagi is available on the brand’s website, https://www.obagi.com.
1In preparing for this transaction, Waldencast engaged management consulting services from a reputed global consulting firm.2 Saypha® products are not approved medical devices, and each product has a premarket approval (PMA) application under review by the FDA.3 Among the Top 10 Professional Skin Care Brands in the U.S., according to Kline’s 2024 Global Professional Skin Care Series (China, Europe and the U.S.).
Advisors
Holland & Knight LLP is serving as Waldencast's legal advisor, with support from Skadden, Arps, Slate, Meagher & Flom LLP. Experium Capital Advisers is serving as Waldencast's financial advisor.
Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the intended benefits of the transaction with Novaestiq, the ability to obtain FDA approval for Saypha®, the contingent issuance of Waldencast class A shares, and the growth strategies of Waldencast, including Obagi Medical and Novaestiq. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi Medical and Novaestiq that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the inability to recognize the anticipated benefits of the transaction; (ii) the inability to obtain FDA approval for one or both of the Saypha® products; (iii) the general impact of geopolitical events, including the impact of current wars, conflicts and other hostilities; (iv) the overall economic and market conditions, sales forecasts and other information about Waldencast’s possible or assumed future results of operations or our performance; (v) changes in general economic conditions; (vi) the impact of any international trade or foreign exchange restrictions, the imposition of new or increased tariffs, foreign currency exchange fluctuations; (vii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi Medical’s or Novaestiq’s inability to implement their business plans; and (viii) the ability to implement Waldencast’s strategic initiatives and continue to innovate Obagi Medical’s existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 20, 2025, or in other documents that may be filed or furnished by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Waldencast assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

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